April 5, 2017

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Jennifer Thompson

Re:	Barnes & Noble, Inc.

Form 10-K for the Fiscal Year Ended April 30, 2016

Filed June 23, 2016

File No. 001-12302

Dear Ms. Thompson:

We refer to the letter dated March 22, 2017 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Barnes & Noble, Inc., a Delaware corporation (the “Company”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to the Company’s Form 10-K for the Fiscal Year Ended April 30, 2016, filed on June 23, 2016 (the “10-K”), File No. 001-12302.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended April 30, 2016

Exhibit 13.1

Financial Statements

Note. 12. Income Taxes, page F-68

1.	We note your disclosure that you made certain adjustments to fiscal 2016 earnings to correct errors attributable to prior years which you believe are both quantitatively and qualitatively immaterial to the current period and previously reported periods, including quarterly periods. However, we note that this adjustment appears to result in a tax benefit in the rate reconciliation of 134.8% of fiscal 2016 pre-tax income, or approximately $7.9 million. In order to assist us in understanding your disclosure, please provide us with the following additional information:

•	Please provide us with your analysis regarding how you determined these errors were both quantitatively and qualitatively immaterial to the current period and all previously reported periods. Please refer to SAB Topics 1.M. and 1.N. when preparing your response.

Response: The 134.8 basis points or $7.9 million item in the Company’s rate reconciliation is comprised of adjustments resulting from changes in estimates of 122.9 basis points or $7.2 million and adjustments to correct immaterial errors attributable to prior fiscal years of 11.9 basis points or $0.7 million. The rate reconciliation included a total impact of $3.2 million of immaterial corrected errors (included in other line items of the rate reconciliation) associated with a significant deficiency in internal control over financial reporting, as further discussed below.

The $3.2 million of immaterial corrected errors related to (i) a net $0.7 million benefit resulting from prior period errors which were corrected in the current period and decreased tax expense upon detection during the return to provision process and during the year end reconciliation of general ledger balances to supporting analyses, which were included in “Changes in deferred taxes and payables” in the rate reconciliation; the net benefit of $0.7 million to income tax was in turn comprised of the following: (a) $1.3 million benefit associated with a decrease to deferred tax liabilities related to gift cards and bonus depreciation corrected in the current year upon detection during the return to provision process; (b) $1.4 million benefit associated with a decrease to deferred tax liabilities related to fixed assets and intangibles corrected in the current year upon detection during the year end reconciliation of general ledger balances supporting analysis and (c) $2.0 million expense associated with a decrease to Alternative Minimum Tax credits (these items have been assessed herein individually and in the aggregate); (ii) $2.0 million increase in tax expense for interest and penalties related to the settlement of prior period audits with tax authorities, which were included in “Change to unrecognized tax benefits” in the rate reconciliation and (iii) $1.9 million expense associated with an increase to the valuation allowance on state tax credits upon detection during the return to provision process, which were included in “Change in valuation allowance” in the rate reconciliation.

The Company will revise its rate reconciliation note prospectively in its next Form 10-K filing as follows (revision in bold).

In 2016, the effective rate reconciliation percentages are impacted by the Company’s lower pre-tax earnings as compared to fiscal 2015 and fiscal 2014. In 2016, as shown above in the Changes in deferred taxes and payables, Changes to unrecognized tax benefits and Changes in valuation allowance, certain adjustments to earnings were recorded to correct immaterial errors attributable to prior fiscal years. The Company has evaluated the effects of these errors, both qualitatively and quantitatively, and concluded that the correction of these errors in prior period amounts is not material to the current period or any previously reported periods, including quarterly reporting.

To assess the significance of these adjustments on the prior periods, the qualitative and quantitative factors considered are detailed below (as outlined in SAB Topic 1.M.):

•	Does the adjustment arise from items that can be precisely measured or are they estimates?

The adjustments calculated has been precisely calculated. Additionally, the interest and penalties adjustment was been agreed upon by the IRS in 2016.

•	Does the adjustment result in a change of earnings trends?

The adjustment does not change a trend in earnings. See Exhibit A for the significance of this adjustment on the impacted income statement line items.

•	Does the adjustment result in a failure to meet analysts’ consensus expectations?

The Company’s analysts track sales and earnings before interest, taxes, depreciation and amortization (EBITDA) which were unaffected by these adjustments. The impact of these adjustments on income tax expense/benefit would not be expected to alter analysts’ consensus. Analysts and other users focus primarily on earnings-based measures other than pre-tax income and activity-based measures, as demonstrated in the Company’s quarterly earnings releases and conference calls which focus primarily on sales, same store comparable sales, gross margin, selling and administrative expenses and EBITDA, as well as gross margin and selling and administrative expenses as a percentage of sales.

•	Does the adjustment change income into a loss or a loss into income?

No.

•	Does the adjustment have an impact on segment information or trends?

No. Taxes are not allocated to segments, as disclosed in the Company’s Form 10-K for the Fiscal Year Ended April 30, 2016.

•	Does the adjustment affect regulatory compliance?

No.

•	Does the adjustment affect compliance with loan covenants or other contractual obligations?

No.

•	Does the adjustment have the effect of increasing management’s compensation?

No.

•	Does the adjustment conceal an unlawful transaction?

No.

In addition to the factors above, the Company also considered other qualitative considerations, including those noted in the SEC Staff speech on December 11, 2007.

Specifically, considerations evaluated by the Company although not explicitly mentioned in SAB Topic 1.M. include whether the error:

•	Affects entity-specific trends and performance metrics (e.g., non-GAAP measurements) that may influence investment decisions

No. The adjustments relate solely to income taxes and do not impact any operating or performance metrics that are used by management to make key decisions or by investors to evaluate the business as described below. Additionally, income taxes do not impact any disclosed non-GAAP measurements. The Company has further assessed the factors influencing the decisions of an investor and their primary focus in the following bullet.

•	Affects metrics that drive investor conclusions or are important to investor models

No. In further assessing the materiality of the adjustments noted in this response, the Company considered the users of its financial statements and their perspectives and expectations. The Company has identified the primary users of the financial statements as the following:

•	Shareholders

•	Regulators of the New York Stock Exchange

•	Analysts

•	Tax, regulatory, and legal authorities

•	Lenders (credit facility)

•	Management

The Company is a publicly held company with traded stock and no traded debt. It is a mature entity and its primary objective is to be profitable. Analysts and other users focus primarily on earnings-based measures other than pre-tax income and activity-based measures, as demonstrated in the Company’s quarterly earnings releases and conference calls which focus primarily on sales, gross margin, selling and administrative expenses, EBITDA, and earnings per share, as well as gross margin and selling and administrative expenses as a percentage of sales. While earnings per share are presented in the earnings release and noted in the conference calls, this is not a key focus of the analyst presentations and Q&A and the Company does not provide EPS guidance. This is further supported by the historical performance of the Company which includes negative Basic EPS in three of the past five years and low Basic EPS from continuing operations in the remaining two years ($0.05 and $0.15, respectively) (including discontinued operations, there is negative Basic EPS in four of the past five years). In addition, quarterly and annual financial results presented by management to the Board of Directors focus on sales, gross margin, selling and administrative expenses, and EBITDA by segment.

Although the Company believes the errors to be immaterial, the SEC Staff speech on December 11, 2007 noted two examples where a large error could be considered immaterial: breakeven years and discontinued operations. In the current and prior year, the Company’s pre-tax income was at or near breakeven; in the three fiscal years prior, the Company operated at a net loss (pre-tax loss, net loss from continuing operations, and net loss for total Company). Additionally, the Fiscal 2016 financial statements included discontinued operations for the spin-off of Barnes & Noble Education, Inc. (“College”) in all periods disclosed. Net income (loss) for the previous five years as reported in Fiscal 2016 on Form 10-K and as adjusted to correct prior period immaterial errors was as follows:

	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012
As Reported:

Net Income (Loss) from Continuing Operations	$14.7	32.9	(79.1)	(193.4)	(103.6)

Net Income (Loss) attributable to Barnes & Noble, Inc.	$(24.4)	36.6	(47.3)	(157.8)	(64.8)

As Adjusted:

Net Income (Loss) from Continuing Operations	$17.9	31.7	(79.1)	(193.4)	(105.6)

Net Income (Loss) attributable to Barnes & Noble, Inc.	$(21.2)	35.4	(47.3)	(157.8)	(66.8)

As such, the Company does not believe that these adjustments would impact investors evaluation of the Company’s financial performance and are not relevant to investor models (which typically focus on sales, gross margin, EBITDA, and operating income).

•	Relates to items involving related parties or known users (e.g., whether the external parties to the transaction are related to the entity’s management)

No. These adjustments do not involve related parties or known users.

•	Causes the disclosures to be inadequate or omit information not specifically required by U.S. GAAP but is important to understanding the financial statements or conveys something in a false or misleading manner

No. These adjustments do not cause the disclosures to be inadequate or cause there to be any omission of critical information from the Company’s financial statements.

•	Affects other information communicated in documents containing the financial statements that may reasonably be expected to influence the economic decisions of the users of the financial statements (e.g., information included in “management discussion and analysis”)

The Company has considered whether these adjustments impact any other disclosures or information contained in the financial statements and other SEC filings, including those which may be expected to influence the users of the financial statements. The Company does not believe that these adjustments impact any such disclosures other than the change to net income which, as described above, is not a primary focus of the users of the financial statements given the history of losses and the breakeven results in the current and prior year. See below for consideration of the Management Discussion & Analysis (MD&A) disclosures.

Additionally, the Company considered its historical effective tax rate (from continuing operations) noting that the rate has varied over the last five years and further, these adjustments would not significantly alter the rate (except for Fiscal 2016 due to the very low pre-tax income in that period, however the effective tax rate would still be negative).

	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012
Effective Tax Rate (as reported)	(150)%	55%	(20)%	39%	33%

Effective Tax Rate (as adjusted)	(204)%	56%	(20)%	39%	32%

•	May have a material effect on the next interim financial statements that are publicly issued (even though the misstatement is immaterial to the current period financial statements)

No. The Company does not believe that these adjustments will have a material impact on any future interim or annual period including when viewing the current period from a historical perspective as they have been corrected and are not expected to recur.

•	Relates to the incorrect selection or application of an accounting policy that has an immaterial effect on the current period’s financial statements but is likely to have a material effect on future periods’ financial statements

These adjustments do not relate to the selection or application of an accounting policy and are not expected to have an impact on future periods.

Based on the quantitative and qualitative information discussed herein, the Company believes that these adjustments are not material, individually or in the aggregate, and would not have significantly altered the information made available to a reasonable investor to influence their decisions.

Exhibit A – Quantitative Assessment

In accordance with SAB Topic 1.N., an SEC registrant is required to evaluate the materiality of unadjusted errors, individually and in the aggregate, inclusive of all relevant quantitative and qualitative factors. The quantitative analysis should include the current year and the effects of misstatements that were not corrected at the end of the prior year. The Company used both the rollover and the iron curtain methods of analyzing the misstatement. The roll over method quantifies a misstatement based on the amount of the error originating in the current year income statement, thus, ignoring the effects of correcting the portion of the current year balance sheet misstatement that originated in the prior year. The iron curtain method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination.

The following table shows the quantitative approaches of both the roll over and iron current methods that the Company has applied:

Description ($ in millions)	Fiscal 2016		Fiscal 2015 (Iron Curtain)	Fiscal 2015 (Roll over)	Fiscal 2012 (last year on current 5 year table)
Q1 2016 Adjustments	$2.0		2.0	—	2.0
Q2 2016 Adjustments	0.6		0.6	0.6	—
Q3 2016 Adjustments	—		—	—	—
Q4 2016 Adjustments	0.6		0.6	0.6	—

Total	$3.2		3.2	1.2	2.0

% of Sales	No Impact		No Impact	No Impact	No Impact
% of Gross Margin	No Impact		No Impact	No Impact	No Impact
% of EBITDA	No Impact		No Impact	No Impact	No Impact
% of Pre-Tax Income	No Impact		No Impact	No Impact	No Impact
% of Income Tax	36.3%		8.1%	3.0%	3.9%
% of Net Income from Continuing Operations	21.8%		9.7%	3.7%	1.9%
% of Total Net Income	13.1%		8.7%	3.3%	3.1%
EPS Impact	$0.04		(0.05)	(0.02)	(0.04)

Description ($ in millions)	Q1 Fiscal 2016		Q2 Fiscal 2016	Q3 Fiscal 2016	Q4 Fiscal 2016
Interest and Penalties	$2.0		—	—	—
Gift Cards/Bonus Depreciation Deferred Tax Liabilities	—		(1.3)	—	—
Valuation Allowance on State Tax Credits	—		1.9	—	—
Fixed Assets and Intangibles Deferred Tax Liabilities	—		—	—	(1.4)
Alternative Minimum Tax Credits	—		—	—	2.0

Total	$2.0		0.6	—	0.6

% of Sales	No Impact		No Impact	No Impact	No Impact
% of Gross Margin	No Impact		No Impact	No Impact	No Impact
% of EBITDA	No Impact		No Impact	No Impact	No Impact
% of Pre-Tax Income	No Impact		No Impact	No Impact	No Impact
% of Income Tax	234.5	%(a)	2.0%	No Impact	2.1%
% of Net Income from Continuing Operations	25.8%		2.2%	No Impact	2.0%
% of Total Net Income	5.7%		1.5%	No Impact	2.0%
EPS Impact	$(0.03)		(0.01)	No Impact	(0.01)

(a)	The ratio of these adjustments to Income Taxes in the first quarter of Fiscal 2016 was impacted by the Company’s low pre-tax income in that period, which is consistent with the Company’s historical seasonality. Additionally, the first quarter of Fiscal 2016 was prior to the spin-off of the Company’s College business and thus, in the first quarter Form 10-Q filed on September 10, 2015, Income Taxes were disclosed for the total Company as $21.2 million. These adjustments as a percentage of that Income Taxes amount is 9%.

As noted above, the identified adjustments do not change the trend of earnings. The Company did not provide guidance on earnings and as such the adjustment did not cause the Company to miss or meet guidance. The Company evaluated the significance of the analysis above to the users of the financial statements considering the quantitative information and qualitative factors noted above. Specifically, the significance of the income tax expense in the prior period financials to the user of the financial statements is limited due to the users’ focus on operating results (which is not impacted by the adjustments). Additionally, these adjustments do not impact operating performance, gross margin, net income trends (see above for variability in net income over the last five years), or any other key metric focused on by the users of the financial statements to influence their investment decisions.

Based on the above and in consideration of SAB Topics 1.M and 1.N, the Company determined that these errors, individually and in the aggregate, were both quantitatively and qualitatively immaterial to the current period and all previously reported annual and quarterly periods.

•	Please tell us the specific nature of these errors, how and why you believe they occurred, and when and how you discovered them.

Response: During the year ended April 30, 2016 (Fiscal 2016), certain tax adjustments were identified that make up the $3.2 million adjustment.

The specific nature of these adjustments impacting Fiscal 2016 are as follows:

•	Adjustment recorded to recognize income tax expense related to interest and penalties for the 2009 tax return of $2.0 million (identified in the first quarter in connection with an IRS audit)

•	Prior year error recorded as a benefit in the current period related to deferred tax liabilities associated with gift cards and bonus depreciation of $1.3 million (identified in the second quarter as part of the return to provision process)

•	Prior year error recorded as an expense in the current period to establish a valuation allowance on certain deferred tax assets (state tax credits) of $1.9 million (identified in the second quarter as part of the return to provision process)

•	Prior year error recorded as a benefit associated with deferred tax liabilities related to fixed assets and intangibles recorded in the current period of $1.4 million (identified in the fourth quarter as part of the year-end close process)

•	Prior year error recorded as an expense in the current period associated with Alternative Minimum Tax credits of $2.0 million (identified in the fourth quarter as part of the external audit process)

In Fiscal 2015 and prior to the spin-off of the Company’s College business, the Company’s financial statements were larger (i.e. inclusive of College results, assets and liabilities) and thus the level of materiality considered by the Company when designing its internal controls over the income tax process (which is consolidated for the total Company) were reflective of the size of the Company. (The pre-spin consolidated Company sales in Fiscal 2015 were $6.1 billion and operating profit was $133.2 million. The College business sales in Fiscal 2015 were $1.8 billion and operating profit was $43.0 million. The post-spin consolidated Company sales in Fiscal 2015 were $4.3 billion and operating profit was $90.2 million.)

Subsequent to the spin-off of the College business, the Company reassessed its materiality thresholds to reflect the smaller size of the Company. This reassessment drove a reduction to the materiality thresholds and a tighter level of precision in the internal controls over the income tax process, which resulted in management identifying certain tax adjustments related to prior periods which were corrected in Fiscal 2016, as noted above.

However, the thresholds utilized in the internal controls over the income tax process were not reduced to a sufficiently precise level reflective of the post-spin-off size of the Company, resulting in a significant deficiency in the internal controls over the income tax process and further adjustments identified as part of the external audit process. The controls implications are further discussed below.

•	Considering the error appears material to income tax expense, please clarify why you did not discuss the error within your MD&A discussion of income taxes on page F-15.

Response: The Company follows Item 303(A)(3)(i) of Regulation S-K, which states describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations. When the Company evaluated the $3.2 million of immaterial corrected errors related to (i) $2.0 million increase in tax expense for interest and penalties related to the settlement of prior period audits with tax authorities; (ii) $0.6 million of prior period errors which were corrected in the current period and increased tax expense upon detection during the return to provision process; and (iii) $0.6 million of prior period errors which were corrected in the current period and increased tax expense upon detection during the year end reconciliation of general ledger balances to supporting analyses, related to MD&A disclosure, the Company has disclosed that “Fiscal 2016 also includes the impact of the finalization of the federal income tax audit covering the 2008 through 2012 tax years“ within the Company’s MD&A. The remaining adjustments of $1.2 million was not disclosed in MD&A due to immateriality as described in the tables above.

•	Please tell us how you considered the potential impact of these errors on your conclusions regarding the effectiveness of your internal controls over financial reporting and disclosure controls and procedures.

Response: In evaluating internal control over financial reporting, the Company considers the materiality of a deviation from the operating effectiveness or design of an internal control on both a quantitative and qualitative basis. These considerations guide the classification of identified deviations as an exception and/or a control deficiency. Individual exceptions are generally lower in significance and risk and/or mitigated by other internal controls. Control deficiencies are classified based on the likelihood and magnitude of potential misstatement and range from deficiency to significant deficiency to material weakness in controls over financial reporting. The magnitude of the control deficiency is evaluated based on the impact of actual and/or potential misstatements on annual and interim financial statements. Each individual exception and control deficiency is aggregated in a final evaluation to determine the existence of a significant deficiency and/or material weakness. In addition, the Company considers the suite of controls which may mitigate and reduce the risks associated with control deficiencies.

As noted above, the Company reassessed its materiality thresholds to mitigate the risk of a material misstatement given the smaller size of the Company subsequent to the spin-off of the College business. This reassessment resulted in management identifying the tax adjustments as discussed above. However, management subsequently determined that the thresholds had not been reduced to a sufficiently precise level, revealing a design deficiency in the internal controls over the income tax accounting process. This deficiency was appropriately assessed within the full suite of controls over the income tax accounting process, including compensating controls that reduce the risk of a material misstatement. Based on this assessment, the Company concluded that this control deficiency was a significant deficiency but that the suite of controls and level of precision within the review controls over the income tax accounting process were sufficient to timely identify a material misstatement in the Company’s annual or interim financial statements. This was disclosed to the Audit Committee of the Board of Directors and the external auditors, who agreed with the Company’s assessment. Since this determination, the Company has restructured the tax department to provide additional oversight, enhanced the tax close process, including increasing the level of precision in the internal controls, and management expects to be able to conclude that the deficiency was remediated by the Fiscal 2017 year end.

In evaluating our disclosure controls and procedures following the identification of the matters noted above, management, including the Company’s chief executive officer and chief financial officer, concluded that despite the identified significant deficiency, the Company’s system of internal controls was designed and operating effectively, for all relevant periods, to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

* * * *

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact me at (212) 633-3261 or pherpich@bn.com.

Sincerely,

/s/ Peter M. Herpich
Peter M. Herpich
Vice President, Corporate Controller
(principal accounting officer)
Barnes & Noble, Inc.